Exhibit 99.1

Second Quarter 2008 Page 1 of 14

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

In Buenos Aires

Ivana Del Rossi
Investor Relations Officer
Tel: 5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 16th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
SECOND QUARTER 2008 RESULTS

Buenos Aires, Argentina, August 11, 2008 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the second quarter and the six month period ended June 30, 2008. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended June 30, 2008 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on June 30, 2008 of Ps. 3.025.

Q2 08 Highlights

Net Sales increased 4.4% to Ps. 456.8 million in the second quarter of 2008 from Ps. 437.6 million in the second quarter of 2007. This increase is mainly due to the application of the October 2007 9.63% increase on our distribution margin or VAD under the Cost Monitoring Mechanism (“CMM”) and to an increase in the volume of energy sold.

The impact of the 9.63% CMM increase in net sales for the second quarter amounted to Ps. 19.3 million. This increase is being collected through a set off against the PUREE contributions.

Volume of Energy Sold increased by 3.3% to 4,645 GWh in the second quarter of 2008 from 4,497 GWh in the second quarter of 2007. The increase in volume is attributable to a 1.5% increase in the average GWh consumption per customer and to a 1.8% increase in the number of customers.

Gross Margin increased 10.8% to Ps. 231.3 million in the second quarter of 2008 from Ps. 208.7 million in the second quarter of 2007. This increase is mainly due to the application of the 9.63% CMM increase, to an increase in the volume of energy sold and to a decrease in our energy losses.

Net Operating Income decreased from Ps. 54.3 million in the second quarter of 2007 to Ps. 47.5 million in the second quarter of 2008.

Second Quarter 2008 Page 2 of 14

Net Income reached Ps. 38.6 million in the second quarter 2008, compared to Ps. 8.0 million in the second quarter of 2007.

Second Quarter 2008 Page 3 of 14

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS

	2Q 2008 *	2Q 2007*	% Change vs.2007	Six months period ended June 30, 2008*	Six months period ended June 30, 2007* (excluding the retroactive VAD adjustment)	% Change vs. 2007 (excluding the retroactive VAD adjustment)

Net Sales	456.8	437.6	4.4%	912.4	847.4(1)	7.7%

Electric power purchases	(225.5)	(228.9)	-1.5%	(440.4)	(443.3)	-0.6%

Gross margin	231.3	208.7	10.8%	472.1	404.2(1)	16.8%

Net Operating Income (loss)	47.5	54.3	-12.5%	111.7	104.1(1)	7.3%

*	In millions of Argentine Pesos
(1)

Net sales for the six month period ended June 30, 2007, include the retroactive portion of the February 2007 VAD increase, which amounts to Ps. 218.6 million. This amount is being invoiced in 55 consecutive monthly installments, starting in February 2007. The Company has invoiced Ps.72.9 million of this amount as of June 30, 2008.

Net sales

Our net sales increased 4.4%, to Ps. 456.8 million in the second quarter of 2008 from Ps. 437.6 million in the second quarter of 2007. This variation was mainly due to:

•	the impact in sales of the recognition since October 2007 of the 9.63% CMM increase (see the explanation below). The portion corresponding to the second quarter of 2008 amounted to Ps. 19.3 million;

•

an increase of 3.3% in the volume of energy sold, from 4,497 GWh sold in the second quarter of 2007 to 4,645 GWh sold in the second quarter of 2008. This increase in volume is attributable to a 1.5% increase in the average of GWh consumption per customer and a 1.8% in the number of customers.

These increases were partially offset by an increase of Ps. 3.4 million in the allowance for fines and penalties imposed by the ENRE in the second quarter of 2008.

In October 2007, the ENRE allowed the Company to recognize the CMM adjustment for the period May 2006 - April 2007 (9.63%) applicable as from May 1, 2007. However, as of June 30, 2008, this increase had not been incorporated into our tariff structure and, as a result, we were not billing our customers for this increase in the VAD. Instead, the ENRE has authorized us to retain the funds that we were required to collect and transfer to the stabilization fund of the electricity market (pursuant to the Plan de Uso Racional de la Energía Eléctrica, Rational Use of Electric Energy Plan or “PUREE”) to cover this May 2007 CMM increase and any future CMM increases granted by the ENRE until the new tariff structure is established pursuant to the integral tariff revision process (Revisión Tarifaria Integral, Integral Tariff Revision or “RTI”)

Second Quarter 2008 Page 4 of 14

contemplated by the Adjustment Agreement. See “Recent Developments” below for a description of recent changes in our tariff structure.

Net energy sales represent approximately 98.2% of our net sales; late payment charges, pole leases and connection and reconnection charges represent the remaining 1.8%.

In January 2007 we recorded Ps.218.6 million corresponding to the retroactive portion of the VAD increase granted during 2007 and charged to our non-residential customers. The retroactive portion of the VAD increase is being invoiced and collected in 55 consecutive monthly installments, starting in February 2007. As of June 30, 2008, we had already invoiced Ps.72.9 million and Ps.145.7 million remained unbilled.

Electric power purchases

The amount of electric power purchases decreased 1.5%, to Ps. 225.5 million for the second quarter of 2008 from Ps. 228.9 million in the second quarter of 2007, mainly due to the effect of a 1.1% decrease in the volume of electricity purchased (excluding wheeling system demand), from 4,408 GWh in the second quarter of 2007 to 4,359 GWh in the second quarter of 2008, and to a decrease of 0.6% in energy losses. The decrease in volume of energy purchased was mainly driven by a migration of some of our industrial customers to the wheeling system category (for which we are not required to purchase energy to satisfy their demand).

In the second quarter ended June 30, 2008, energy losses decreased to 12.0% from 12.6% in the same period of 2007.

Gross margin

Our gross margin increased 10.8 % to Ps. 231.3 million in the second quarter of 2008 from Ps. 208.7 million in the second quarter of 2007. This increase in mainly driven by the 9.63% CMM increase and to a lesser extent, to the increase in energy sold and the decrease in energy losses.

Transmission and distribution expenses

Transmission and distribution expenses increased 11.3% to Ps. 117.2 million in the second quarter of 2008 from Ps. 105.3 million in the second quarter of 2007, mainly due to a Ps. 9.7 million increase in salaries and social security taxes (due to salaries increases granted in the second half of 2007) and to a Ps. 2.9 million increase in outsourcing (attributable mainly to higher activity and price increases granted in the second half of 2007 to our contractors).

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

Second Quarter 2008 Page 5 of 14

	Second Quarter ended June 30,				Six months period ended June 30,

	2008	% on 2Q 2008 revenues	2007	% on 2Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 39.6	8.7%	Ps.29.9	6.8%	Ps. 73.1	Ps. 57.2
Supplies	5.9	1.3%	7.7	1.8%	16.3	15.3
Outsourcing	21.8	4.8%	18.9	4.3%	47.3	34.7
Depreciation of property, plant & equipment	42.1	9.2%	43.4	9.9%	82.4	86.2
Others	7.8	1.7%	5.3	1.2%	15.5	10.8

Total	Ps.117.2	25.7%	Ps.105.3	24.1%	Ps. 234.6	Ps. 204.1

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 59.9% to Ps. 34.7 million in the second quarter of 2008 from Ps. 21.7 million in the second quarter of 2007, primarily as a result of a Ps. 9.3 million increase in our allowance for doubtful accounts attributable to the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the 2006 Framework Agreement (Acuerdo Marco) in light of the fact that a new framework agreement has not yet been signed and a Ps. 1.8 million increase in salaries and social security taxes and a Ps. 1.5 million increase in outsourcing attributable to a higher activity of our contractors.

The following table sets forth the principal components of our selling expenses for the periods indicated:

	Second Quarter ended June 30,				Six months period ended June 30,

	2008	% on 2Q 2008 revenues	2007	% on 2Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps.7.9	1.7%	Ps.6.1	1.3%	Ps. 14.4	Ps. 11.4
Allowance for doubtful accounts	9.5	2.1%	0.2	0.0%	12.6	0.4
Outsourcing	8.3	1.8%	6.8	1.5%	16.5	13.0
Taxes and charges	3.1	0.7%	2.8	0.6%	6.1	5.4
Others	6.0	1.3%	5.8	1.3%	12.6	12.0

Total	Ps. 34.7	7.6%	Ps. 21.7	4.8%	Ps. 62.2	Ps. 42.2

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance. Administrative expenses increased 16.1% to Ps. 31.8 million in the second quarter of 2008 from Ps. 27.4 million in the second quarter of 2007, primarily as a result of a Ps. 4.4 million increase in outsourcing attributable mainly to increases in systems outsourcing contracts, a Ps. 2.2 million increase in salaries and social security taxes due to salaries increases granted in the second half of 2007 and a Ps. 0.6 million increase in computer services due to the

Second Quarter 2008 Page 6 of 14

technological equipment update. These increases were partially offset by a decrease of Ps. 3.6 million in advertising expenses. The following are the principal components of our administrative expenses for the periods indicated:

	Second Quarter ended June 30,				Six months period ended June 30,

	2008	% on 2Q 2008 revenues	2007	% on 2Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 11.2	2.4%	Ps 9.0	2.0%	Ps. 20.8	Ps. 16.7
Computer services	2.9	0.6%	2.3	0.5%	8.1	5.7
Outsourcing	5.7	1.2%	1.3	0.3%	10.1	2.3
Tax on financial transactions	6.4	1.4%	6.0	1.3%	12.8	11.5
Advertising expenses	0.5	0.1%	4.1	0.9%	1.1	8.3
Others	5.0	1.1%	4.7	1.0%	10.6	9.2

Total	Ps. 31.8	7.0%	Ps. 27.4	6.0%	Ps. 63.5	Ps. 53.7

Net operating income

Our net operating income decreased from Ps. 54.3 million in the second quarter of 2007 to Ps. 47.5 million in the second quarter of 2008, mainly due to the increase in operating expenses (transmission and distribution expenses, Ps. 12.0 million; administrative expenses, Ps. 4.4 million; and selling expenses, Ps. 13.0 million), which more than offset the increase in our gross margin.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires.

The retroactive portion of the VAD increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments, starting in February 2007. As of June 30, 2008, Ps. 72.9 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

In addition, in October 2006, Edenor and the Province of Buenos Aires entered into an agreement related to amounts owed to us by the Province of Buenos Aires under the 2006 framework agreement, which amounted to Ps. 27.1 million. The amounts due under the payment plan agreement are being invoiced in 18 installments, starting in January 2007. As of June 30, 2008, the Government of the Province of Buenos Aires has paid Ps. 21.8 million and Ps. 5.3 million remain unpaid. The Argentine Government owes to us Ps. 3.8 million for the same concept.

In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculate at a discount rate of 10.5%. During the second quarter of 2007, we recorded a non cash gain of Ps. 4.5 million as adjustment to present value of these two receivables. In the second quarter of 2008 we recorded a total non-cash gain of Ps. 3.5 million for the same concept.

Second Quarter 2008 Page 7 of 14

Adjustment to present value of notes

We recorded a loss of Ps. 4.2 million in the second quarter of 2008 and a loss of Ps. 12.8 million in the second quarter of 2007 related to the non-cash adjustment to present value of our notes. This decrease is primarily due to the fact that, as of June 30, 2008, 70% of our debt was issued at a fixed rate of 10.5% and was discounted at the same rate (in accordance with Argentine GAAP) resulting in a lower adjustment for this concept.

Other income (expenses), net

Other (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 4.6 million in the second quarter of 2008 mainly composed by accrued litigation (Ps. 6.4 million) and voluntary retirements (Ps. 2.5 million) partially offset by non operating income (Ps. 2.3 million) compared to other expenses, net, of Ps. 2.7 million in the second quarter of 2007 mainly composed by accrued litigation (Ps. 3.0 million) and voluntary retirements (Ps. 0.6 million) partially offset by non operating income (Ps. 0.9 million).

Income tax

We recorded a non cash tax charge of Ps. 19.3 million in the second quarter of 2008 compared to a non cash tax charge of Ps. 27.0 million in the second quarter of 2007. The income tax loss recorded in the second quarter of 2007 resulted from a significant increase in our taxable income in that period.

The non cash tax charge of Ps. 19.3 million recorded in the second quarter of 2008 was generated by the effect of the application of the tax rate on our taxable income for the period.

Net income

We recorded net income of Ps. 38.6 million in the second quarter of 2008 compared to net income of Ps. 8.0 million in the second quarter of 2007.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

						For the six months period ended				YTD % Variation	June, 2008 Clients	June, 2007 Clients	Clients % Variation

	2Q 2008		2Q 2007%			June 30, 2008		June 30, 2007
	In Gwh	%	In Gwh	%	Variation	In Gwh	%	In Gwh	%

Residential	1.860	40,0%	1.826	40,6%	1,8%	3.684	39,9%	3.540	39,8%	4,1%	2.180.791	2.139.381	1,9%
Small Commercial	381	8,2%	386	8,6%	-1,4%	767	8,3%	774	8,7%	-0,9%	293.380	292.821	0,2%
Medium Commercial	394	8,5%	373	8,3%	5,5%	802	8,7%	765	8,6%	4,8%	29.085	28.112	3,5%
Industrial	827	17,8%	911	20,3%	-9,2%	1.667	18,1%	1.831	20,6%	-8,9%	5.352	5.152	3,9%
Wheeling System	914	19,7%	731	16,3%	25,0%	1.837	19,9%	1.510	17,0%	21,7%	581	506	14,8%
Others
Public Lighting	182	3,9%	182	4,0%	0,1%	325	3,5%	325	3,7%	0,1%	21	21	0,0%
Shantytowns and Others	87	1,9%	87	1,9%	0,5%	151	1,6%	148	1,7%	2,1%	377	377	0,0%

Total	4.645	100,0%	4.497	100,0%	3,3%	9.234	100,0%	8.892	100,0%	3,8%	2.509.587	2.466.370	1,8%

Second Quarter 2008 Page 8 of 14

Capital Expenditures

During the second quarter of 2008, our capital expenditures amounted to Ps. 83.9 million compared to Ps.54.1 million in the same period of 2007. Our capital expenditures in the second quarter of 2008 consisted mainly of the following activities:

•	Ps. 51.6 million in new connections due to increases in our customer base and grid enhancements;
•	Ps. 15.1 million in network maintenance and improvements;
•	Ps. 3.4 million in systems, communications and legal requirements;
•	Ps. 0.9 million in communications and telecontrol; and,
•	Ps. 12.9 million of other investment projects.

Recent Events

Interest Coupon Swaps:

In order to hedge the risk fluctuations in the peso-U.S. dollar exchange rate, the Company entered into a coupon only currency swap contract with Merrill Lynch (EMTA base) in connection with the Senior Notes due October 2017 and the Fixed Rate Par Notes due December 2016.

Coupon	Int. Rate in US$	Int. Rate on average in AR$	Interest Payment in US$	Exchange rate AR$ / US$	Int. paid by Edenor in AR$

Senior Notes Due 2017

Oct 2008	10.5%	11.2%	11,550,000	3.20	39,420,150

Apr 2009	10.5%	11.2%	11,550,000	3.20	39,420,150

Oct 2009	10.5%	11.2%	11,550,000	3.20	39,420,150

Fixed Rate Par Notes due 2016

Dec 2008	5.0%	6.1%	2,001,200	3.20	6,894,134

June 2009	6.0%	6.1%	2,401,440	3.20	8,272,960

Dec 2009	6.0%	6.1%	2,401,440	3.20	8,272,960

May 2008 CMM:

In June 2008, we requested an additional increase in our distribution margins under the CMM to reflect variations in our distribution cost base for the period November 2007 — April 2008, compared to the distribution cost base as adjusted by the November 2007 CMM.
In that respect, the ENRE adopted Note 81,399, which validated an additional 5.79% CMM increase. However, the ENRE has not yet approved a new tariff schedule incorporating this increase into our tariffs or authorized us to perceive this increase through other means, such as a setoff against contributions to the PUREE fund (as it has done in the past). We cannot assure you that the ENRE will grant us this increase in full, or at all, or, if granted, that we will be able to bill our customers or otherwise recover this increase from other sources of payment (such as the PUREE).

Second Quarter 2008 Page 9 of 14

Integral Tariff Review (RTI)

The Argentine Secretary of Energy published Resolution 865/2008 revising the timeline for the integral tariff review (Revisión Tarifaria Integral, or RTI) contemplated by the Adjustment Agreement (Acta Acuerdo) between Edenor and the Argentine government, which was ratified by Decree No. 1957 on December 28, 2006, and modified by Resolution 434/2007. Resolution 865/2008 provides that the transition period established by the Adjustment Agreement would be in effect from January 6, 2002 until the RTI goes into effect, and provides that the new tariff structure resulting from the RTI will take effect in February 2009. In the event that the tariff resulting from the RTI is higher than the tariff in force at the moment, the increase will be applied in three phases: the first adjustment will take effect in February 2009, the second will take effect in August 2009 and the last one in February 2010.

In connection with this extension of the transition period, we were granted a VAD increase of approximately 17.92%, which represents the 9.63% CMM increase corresponding to the period that goes from May 2006 until April 2007 and the 7.56% CMM increase corresponding to the period from May to October 2007. These CMM increases are incorporated in our tariff structure effective as from July 1, 2008 and will result in a 10% average increase to the small commercial, medium commercial, industrials and wheeling system customers and a 21% average increase to the residential customers with bimonthly consumptions levels over and above 650 KWh, in accordance with the following scheme:

Bimonthly Consumption Brackets	Tariff increase (%)
0 - 650 KWh	0%
650 – 800 KWh	10%
800 – 900 KWh	15%
900 – 1000 KWh	20%
1000 – 1200 KWh	25%
Above 1200 KWh	30%

Accordingly, to date the ENRE has validated the following CMM increases (in addition to the CMM incorporated into our tariffs at the time of the ratification of the Adjustment Agreement in February 2007):

	May 2007 (CMM2)	November 2007 (CMM3)	May 2008 (CMM4)
CMM	9.63%	7.56%	5.791%
Cumulative CMM	9.6%	17.9%	24.7%
Recovery	Included in tariffs	Included in tariffs	TBD

Payment Plan Agreement with the Province of Buenos Aires:

On July 7, 2008, the Government of the Province of Buenos Aires has paid Ps. 3.0 million.

Second Quarter 2008 Page 10 of 14

About Edenor
Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2007, Edenor sold 17,886 GWh of energy and purchased 20,233 GWh of energy, with net sales of approximately Ps. 2.0 billion and net income of Ps. 122.5 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information
There will be a conference call to discuss the Edenor’s quarterly results on Friday, August 11, 2008, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial (800)860-2442 in the United States or, if outside the United States, +1(412) 858-4600. Participants should use conference ID Edenor, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call from 12:00pm (Noon) Eastern Time on August 11, 2008. To access the replay, please dial (800) 642-1687 or (706) 645-9291, and follow the instructions. The Conference ID# for the replay is 35718268.

For more information, please access www.edenor.com

Second Quarter 2008 Page 11 of 14

Income Statement
(for the six months period ended June 30, 2008 and 2007)
in thousands of U.S. dollars and Argentine Pesos

	Second Quarter ended June 30,			Six months ended June 30,

	2008		2007	2008	2007

Net sales	USD 150,997	Ps. 456,767	Ps. 437,649	Ps. 912,440	Ps. 1,066,013
Electric power purchases	(74,551)	(225,516)	(228,933)	(440,387)	(443,264)

Gross margin	76,447	231,251	208,716	472,053	622,749
Transmission and distribution expenses	(38,754)	(117,230)	(105,257)	(234,641)	(204,136)
Selling expenses	(11,478)	(34,721)	(21,742)	(62,229)	(42,246)
Administrative expenses	(10,499)	(31,758)	(27,379)	(63,490)	(53,661)

Net operating (loss) income	15,716	47,542	54,338	111,693	322,706
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	(1,424)	(4,308)	(683)	(3,324)	(616)
Interest	620	1,874	3,084	4,398	4,625
Exposure to inflation and holding results	0	0	0	(107)	28
Generated by liabilities:
Financial expenses	(956)	(2,893)	6,327	(5,106)	(5,242)
Exchange difference	14,088	42,615	3,206	35,742	(11,559)
Interest expenses	(7,099)	(21,473)	(16,126)	(40,364)	(27,387)
Adjustment to present value of the new notes	(1,400)	(4.234)	(12,777)	(4,400)	(27,839)
Loss from the repurchased of notes	0	0	(1,456)	0	(1,456)
Adjustment to present value of repurchased of notes	0	0	(2,703)	0	(2,703)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	1,142	3,455	4.525	7,233	(36,687)
Other expenses, net	(1,536)	(4,645)	(2,719)	(11,284)	(9,112)

Income before taxes	19,151	57,933	35,016	94,481	204,758
Income tax	(6,381)	(19,302)	(26,968)	(36,852)	(89,941)

Net income	12,771	38,631	8,048	57,629	114,817

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.025 per dollar, the buying rate as of June 30, 2008, solely for the convenience of the reader.

Second Quarter 2008 Page 12 of 14

Cash Flow Statement
(for the six months period ended June 30, 2008 and 2007)
in thousands of U.S. dollars and Argentine Pesos

For the six months period ended June 30,

	2008		2007

Net income for the year	USD19,051	Ps.57,629	Ps.114,817
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	27,693	83,771	89,519
Retirement of property, plant and equipment	209	631	154
Gain from investments in affiliated parties	(11)	(34)	(54)
Adjustment to present value of notes	1,455	4,400	27,839
Loss from the purchase and redemption of notes	0		1,456
Adjustment to present value of purchased and redeemed notes	0		2,703
Exchange differences, interest and penalties on loans	(6,627)	(20,048)	24,095
Income tax	12,182	36,852	89,941
Increase of trade receivables due to the unbilled portion of the retroactive tariff increase	0	0	(197,997)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(2,391)	(7,233)	36,687
Changes in operating assets and liabilities:
Net increase in trade receivables	6,875	20,798	(40,051)
Net increase in other receivables	(9,716)	(29,390)	10,881
(Increase) decrease in supplies	613	1,853	(2,197)
Increase in trade accounts payable	(7,356)	(22,251)	(22,006)
Increase in salaries and social security taxes	(535)	(1,617)	(6,057)
Increase (decrease) in taxes	3,334	10,086	25,152
Increase in other liabilities	4,358	13,183	(4,833)
Net increase in accrued litigation	2,300	6,956	5,421

Second Quarter 2008 Page 13 of 14

Financial interest paid (net of interest capitalized)	(7,963)	(24,088)	(17,289)
Financial interest collected	450	1,362	1,568

Net cash flow provided by operating activities	43,921	132,860	139,749
Cash Flow from investing activities:
Addition to property, plants and equipment	(51,491)	(155,761)	(97,067)

Net cash flow used in investing activities	(51,491)	(155,761)	(97,067)
Cash Flow from financing activities:
Increase in loans	16,136	48,812	(110,916)
Capital increase	0	0	181,773

Net cash flows provided by (used in) financing activities	16,136	48,812	70,857

Cash variations:
Cash at beginning of year	33,454	101,198	32,673
Cash at end of year	42,020	127,109	146,212

Net increase (decrease) in cash	8,566	25,911	113,539

* Financial tables have been converted into U.S. dollars at a rate of Ps. 3.025 per dollar, the buying rate as of June 30, 2008, solely for the convenience of the reader.

Second Quarter 2008 Page 14 of 14

Balance Sheet

(for the six months ended June 30, 2008 and the year ended December 31, 2007)
in thousands of U.S. dollars and Argentine Pesos

	For the six months ended June 30, 2008		For the year ended December 31, 2007

	2008		2007

Current Assets:
Cash and banks	USD 1,993	Ps.6,028	Ps. 3,459
Investments	40,027	121,081	97,739
Trade receivables	114,998	347,869	345,979
Other receivables	14,699	44,463	25,990
Supplies	6,536	19,772	23,174

Total current assets	178,252	539,213	496,341

Non-Current Assets:
Trade receivables	27,598	83,483	100,300
Other receivables	39,065	118,172	144,107
Investments	140	424	390
Supplies	5,060	15,308	13,759
Property, plant and equipment	1,050,026	3,176,328	3,092,709
Total non-current assets	1,121,889	3,393,715	3,351,265

Total assets	1,300,141	3,932,928	3,847,606

Current Liabilities:
Trade account payable	96,408	291,634	316,152
Loans	24,047	72,741	29,290
Salaries and social security taxes	18,107	54,775	59,904
Taxes	31,315	94,727	84,641
Other liabilities	5,391	16,309	9,710
Accrued Litigation	15,110	45,707	39,868

Total current liabilities	190,378	575,893	539,565

Non-Current Liabilities:
Trade account payable	12,474	37,733	35,466
Loans	302,376	914,687	949,062
Salaries and social security taxes	9,324	28,206	24,694
Other liabilities	99,253	300,239	281,395
Accrued Litigation	14,532	43,960	42,843

Total non-current liabilities	437,959	1,324,825	1,333,460

Total liabilities	628,337	1,900,718	1,873,025
Shareholders’ equity	671,805	2,032,210	1,974,581

Total liabilities and shareholders’ equity	1,300,141	3,932,928	3,847,606

* Financial tables have been converted into U.S. dollars at a rate of Ps. 3.025 per dollar, the buying rate as of June 30, 2008, solely for the convenience of the reader.